Domtar Corporation 395, Boulevard de Maisonneuve, Ouest Montréal QC H3A 1L6 Tél. : (514) 848-5555	Domtar Corporation 395 de Maisonneuve Blvd. West Montreal, QC H3A 1L6 Tel.: (514) 848-5555

BY EMAIL

Karl Hiller

Branch Chief

Office of Natural Resources

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

August 22, 2017

Re:	Domtar Corporation
Form 10-K for the Fiscal Year ended December 31, 2016
Filed February 24, 2017
Response to SEC Letter Dated August 8, 2017
SEC file reference no. 1-33164

Dear Mr. Hiller,

We have reviewed your comment letter, dated August 8, 2017, with respect to our filing referred to above. Please find below our response to your comment. For the convenience of the Staff, we have restated in this response letter the comment in the comment letter.

Form 10-K for the Fiscal Year ended December 31, 2016

Business, page 4

Financial Statements

Note 24 – Segment Disclosures, page 118

1.	We note your response to prior comment number 2 from our letter dated June 29, 2017. Information provided in the business section of your Form 10-K identifies numerous differences between the products and customers in your communication papers and your specialty and packaging papers product groupings. Separately, information in your recent investor presentations indicates that you expect significantly different long term growth rates for your communication papers and your specialty and packaging papers product groupings. In view of these differences, further explain to us why you believe it is appropriate to combine these two product groupings for purposes of disclosure under FASB ASC paragraph 280-10-50-40. As part of your response, provide total revenue from external customers for your communication papers and specialty and packaging papers product groupings for each of the last five years.

1. Domtar Corporation Response:

There is no standard definition of Specialty and Packaging papers in our industry. All our paper manufacturing facilities have a potential of producing both Communications and Specialty and Packaging papers and all our paper facilities except one have produced Specialty and Packaging paper last year. The manufacturing process for Communication papers and Specialty and Packaging papers is similar and the most important difference between the two groups we have drawn in the past is due to the end use markets. That is, some of the grades of paper (i.e. communication grades) serve end use markets that tend to be declining in demand and the other grades (i.e. Specialty and Packaging grades) serve end use markets that tend to be stable or growing. We do not manage the business based on the Communication paper and Specialty and Packaging paper distinction. We only drew this distinction to permit the readers to understand the shipment volume subject to decline versus the shipment volume subject to growth. The overall drivers of the Pulp and Paper segment sales and profitability continue to be volume and price of pulp and paper products as well as costs of manufacturing.

FASB ASC paragraph 280-10-50-40 requires “… revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so…”. All of paper grades are uncoated freesheet paper grades using kraft pulping process. All our paper grades have similar raw materials and manufacturing processes. As such, we consider revenues from all our paper grades similar and group them together as simply paper sales. As a result, we do not believe that any further disclosure would be beneficial to readers or otherwise required.

The information you requested in regards to total revenue for communication papers and specialty and packaging papers customers for each of the last five years is included below.

Sales (in millions of dollars)	2016	2015	2014	2013	2012
Communication Paper	2,690	2,861	3,075	3,325	3,564
Specialty and Packaging Paper	561	593	570	532	521

Sub total - Paper Sales	3,251	3,454	3,645	3,857	4,085

Market Pulp	930	941	990	968	998
Personal Care	917	869	928	566	399

Total Consolidated Sales	5,098	5,264	5,563	5,391	5,482

% of specialty sales of total consolidated sales	11.0%	11.3%	10.2%	9.9%	9.5%

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Paper Shipments (in tons)	2016	2015	2014	2013	2012
Communication Paper	2,522	2,639	2,635	2,777	2,854
Specialty and Packaging Paper	499	524	510	483	466

Total manufactured paper shipments	3,021	3,163	3,145	3,260	3,320

3rd party Paper	123	127	173	282	361

Total Shipments	3,144	3,290	3,318	3,542	3,681

Specialty as % of total shipments	15.9%	15.9%	15.4%	13.6%	12.7%

Please contact the undersigned at 514-848-5234 should you require further information or have any questions.

Very truly yours,

/s/ Daniel Buron

Daniel Buron

Senior Vice President and Chief Financial Officer

cc:	John D. Williams, President and Chief Executive Officer

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